Mail Stop 3561
	September 13, 2005


Arlene S. Hong, Esq.
General Counsel
J. Crew Group, Inc.
770 Broadway
New York, New York 10003

          Re:	J. Crew Group, Inc.
	Registration Statement on Form S-1
	Filed August 17, 2005
	File No. 333-127628

Dear Ms. Hong:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure.
2. Please file all required exhibits, such as the form of underwriting agreement and the legal opinion, in a timely manner so that we may have adequate time to review them before you request effectiveness of your registration statement.
3. Provide us in a timely manner copies of any artwork that you intend to use. Please be advised that we may have comments on these materials and you should consider waiting for our comments before printing and circulating any artwork.

Prospectus Summary, page 1
4. The summary is intended to provide a brief overview of the key aspects of the offering. See Instruction 503(a) of Regulation S-K.
Please remove the "Our Market," "Our Competitive Strengths" and
"Our
Growth Strategy" sections from the summary since they also appear in the "Business" section in a lengthier format. You also should balance your revenue disclosure with the related net income (loss) amount.
5. Please substantiate or delete the promotional terms and phrases appearing in the summary and throughout the prospectus. For example, we note your reference to "high quality" apparel and design, and also note the statement indicating your limited edition luxury items "create excitement and a sense of shopping urgency in our customers."
We also note the following examples appearing further into the prospectus:
* J. Crew brand embraces a high standard of style, craftsmanship, quality and customer service while projecting an aspirational American lifestyle. - page 49

* We consistently communicate our vision of J. Crew...through the circulation of our catalogs that use high quality photography, the inviting atmosphere of our stores and the imagery on our Internet website. - page 49

* Our product lines feature the high quality design, fabrics and craftsmanship as well as consistent fits and detailing that our customers expect of J. Crew. - page 49.
Please revise these and similar statements appearing throughout your prospectus.
6. Please provide support for the qualitative and comparative statements contained in the summary and throughout your prospectus.
For example, we note the citation to NPD Fashionworld for the statistical information appearing under the caption "Our Market" in this section and in the "Business" section beginning on page 49. Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.

Transactions in Connection with the Offering, page 5
7. Please provide us with your analysis of the exemption from the Securities Act of 1933 that you will rely on for the TPG
Subscription
that will take place concurrently with the initial public offering.
We may have further comment.

Risk Factors, page 10
8. We note disclosure in the first paragraph under this caption stating that "there may be risks of which we are currently unaware, or that we currently regard as immaterial based on the information available to us, that later prove to be material." Please delete this statement, as all material risks should be identified and fully discussed in this section.
9. Please revise your risk factor subheadings to concisely state the
specific material risk each risk factor presents to your company
or
investors and the consequences should that risk factor occur.
Avoid
simply referring to a fact about your company or a future event in your subheadings. Stating that the risk may "adversely affect" or "harm" your business does not adequately address the potential consequences. Please revise all of the risk factors appearing under the caption "Risks Relating to Our Business."
10. Some of your risk factors appear generic because the
information
could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors:
* We must maintain the value of our brand..., page 12.
* An inability or failure to protect our trademarks..., page 13.
* Our business could be hurt by increased labor costs..., page 16.
* We are subject to numerous regulations and regulatory
changes...,
page 16.
* We rely on our information systems..., page 16.
* The success of our Internet operations..., page 17.
* The price of our common stock may fluctuate significantly..., page
19
We may not be successful in expanding our store base, page 11
11. In order for investors to better understand the magnitude of the risk involved, please quantify to the extent practicable the costs associated with the opening of each new store.

An inability or failure to protect our trademarks would harm our business, page 13
12. Please identify the "certain other trademarks" you refer to in the first sentence.

Our substantial amount of debt may limit the cash flow available..., page 17
13. Please quantify the amount of debt to which you refer so that investors can fully assess the risk.

The price of our common stock may fluctuate significantly..., page
19
14. As currently drafted, the disclosure in this risk factor is too vague and appears to include multiple risks. Please revise to concisely state the material risk to you and investors. The additional risks addressed in this risk factor should be included under separate subheadings, if considered material. In addition, please remove the disclosure indicating analysts will cover your common stock.
Management`s Discussion and Analysis, page 34

Overview, page 34
15. Please provide a balanced discussion of your past operating results and history of operating losses and your recent revenue growth and profitability. Please also provide a more balanced discussion of material opportunities, risks and challenges in both the short and long term and the actions you are taking to address them. Please see SEC Release 33-8350.

Results of Operations, page 37

First Quarter of Fiscal 2005 Compared to First Quarter of Fiscal
2004, page 37
16. Please disclose net sales of each of your operating divisions for each of the periods presented. Please also disclose net sales revenues for your primary product categories for each of the periods presented. Please revise to discuss significant changes and trends in revenues from product categories to the extent that these changes and trends would be material to investors.
17. Where you describe more than one business reason for a significant change in a financial statement line item between periods, please quantify, where possible, the incremental impact of each individual business reason on the overall change. In doing so, please quantify in dollars:

* changes in comparable store sales, non-comparable store sales and shipping and handling fees in your analysis and discussions of revenues;

* the amounts of merchandise costs and buying and occupancy costs in your analysis and discussions of gross profit; and

* the amounts of variable store and direct operating expenses and increases in incentive compensation in your analysis and discussions of selling, general and administrative expenses.

In addition, please provide an analysis of the underlying reasons for each significant change you identify. For example, please provide an analysis of significant changes in merchandise costs and buying and occupancy costs in your discussions of gross margin and variable store and direct operating expenses in your discussions of selling, general and administrative expenses.
Please refer to Item 303(a) of Regulation S-K and SEC Release No.
33-
8350.
18. You state on page 39 that shipping and handling fees decreased as a result of a decline in orders in the direct business in the first half of fiscal 2004. However, we note that direct sales increased by
14% in fiscal 2004 as compared to fiscal 2003. Please clarify your disclosure.
19. You disclose a 2.5% decrease in comparable store sales in fiscal
2003 compared to fiscal 2002 on page 41 and that you believe the improvement was the result of an improving economy and an upgrade in the quality and style of your merchandise assortments in the second half of the year. It appears these statements are inconsistent. Please clarify.

Liquidity and Capital Resources, page 43
20. Please provide a more informative analysis and discussion of financial condition, changes in financial condition and cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. In addition, to the extent that you have material commitments for capital expenditures, please disclose the nature and amount of those commitments as well as the anticipated source of funds to fulfill the commitments. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.
21. Please discuss the anticipated effect, if any, the public offering will have on future compliance with the financial covenants described in this section.

Contractual Obligations, page 46
22. Please include interest payments on your long-term debt obligations and dividends on your redeemable preferred stock in the table. If you choose not to include these payments in the table, please include a footnote to the table identifying the excluded items and provide any additional information that is material to an understanding of your cash requirements. In addition, please disclose that your operating lease obligations do not include insurance, taxes and other occupancy costs and provide a context for the reader to understand the impact of these charges on your total lease obligations. See Item 303(a)(5) of Regulation S-K and footnote
46 to SEC Release No. 33-8350.

Business, page 49

Our Sourcing Methods, page 59
23. We note that you purchase approximately 15% of your merchandise from one trading company. If formalized, please file the agreement you have with this trading company as a material exhibit. See Item
601(b)(10) of Regulation S-K.
Competition, page 61
24. We note that you compete on the basis of quality, design and customer service. It would appear that your competitors in the industry would also compete on the same basis. Please explain your methods of competition in greater detail. See Item 101(c)(1)(x) of
Regulation S-K.



Trademarks and Licensing, page 61
25. Please disclose the duration and effect of all patents to which you refer and further discuss the status of all pending trademark applications. See Item 101(c)(1)(iv) of Regulation S-K.
26. Please file your licensing agreement with Itochu Corporation as a material exhibit. See Item 601(b)(10) of Regulation S-K.

Legal Proceedings, page 63
27. We note disclosure in your Form 10-K filed for the fiscal year ended January 29, 2005 indicating that you were a defendant in a lawsuit filed on August 16, 2002 in the U.S. District Court for the
Eastern District of Texas. Please add disclosure discussing the current status of the lawsuit and the potential ramifications to you.
If you do not believe the lawsuit will have a material adverse effect on you, please advise.

Certain United States Tax Consequences to Non-United States
Holders,
page 89
28. Please delete the term "certain" from the caption and the first sentence appearing under the caption.

Shares Eligible for Future Sale, page 91
Lock-up Agreements, page 92
29. Please describe the "certain exceptions" you refer to relating to the disposition or hedging of securities under the lock-up agreements. Also, tell us what factors Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. would take into consideration in deciding whether to release any of the securities prior to the expiration of the lock-up.

Underwriting, page 93
30. We note your disclosure that if all the shares are not sold at the initial offering price, the representatives may change the offering price and other selling terms. Please explain how any change in the offering price and/or other selling terms would be reflected in the prospectus. For example, disclose whether a post-
effective amendment would be filed and declared effective prior to any offers or sales being made at different prices or with different selling terms.  We may have additional comment after reviewing your
response.
31. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage
in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing.
Also, in your discussion of your procedures, tell us how your
procedures ensure    that the distribution complies with Section 5
of
the Securities Act.  In particular:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.
In addition, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Also provide us with all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into these arrangements, promptly supplement your response.

Financial Statements, page F-1

General
32. Please update your interim financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X.
Report of Independent Registered Public Accounting Firm, page F-6
33. Please file a revised audit report that refers to the standards as opposed to "auditing standards" of the Public Company Accounting
Oversight Board (United States).  Please refer to Commission
Release
34-49707 dated May 14, 2004 and PCAOB Release 2003-025
(particularly
Section B.2) issued December 17, 2003.



Consolidated Balance Sheets, page F-7
34. Please present the components of stockholders` deficit on the face as required by paragraphs 30 and 31 of Rule 5-02 of Regulation
S-X. In doing so, please disclose the number of shares of common stock authorized and issued for each period. Please also disclose the number of shares of treasury stock for each period and present treasury stock as a deduction from the total of capital stock, capital surplus and retained earnings as required by APB 6.

Consolidated Statements of Operations, page F-8
35. Please present basic and diluted earnings per share data for each
period presented. Please also disclose a reconciliation of the numerators and denominators of the basic and diluted per share computations for each period presented, the effect that has been given to preferred dividends in arriving at income available to common stockholders in computing basic earnings per share and securities that could potentially dilute basic earnings per share in the future that are not included in the computation of diluted earnings per share because to do so would have been anti-dilutive. The additional disclosures should also be included in your interim financial statements. Please refer to paragraph 40 of FAS 128.
In
addition, please present basic and diluted earnings per share data in
Note 18 on page F-26, on your unaudited condensed consolidated statements of operations on page F-3 and on your unaudited pro forma condensed consolidated statement of operations on page 33.
Further,
please revise related financial information included in the filing to
present earnings per share data.  Please refer to Items 301 and
302
of Regulation S-K and Article 11 of Regulation S-X.
36. We assume the "Interest expense - net" line item includes interest expense and interest income. If so, please separately present interest expense and interest income. If the line item includes other income and other expense, please also separately present those items. See paragraphs 7, 8, and 9 of Rule 5-03(b) of
Regulation S-X.

Consolidated Statements of Changes in Stockholders` Deficit, page
F-9
37. It appears that preferred stock dividends should be charged against additional paid-in capital as opposed to accumulated deficit until additional paid-in capital is exhausted. Please refer to SAB
Topic 3:C. Please tell us your basis in GAAP for your accounting treatment or restate your financial statements.




Note 1.  Nature of Business And Summary Of Significant Accounting
Policies, page F-11

Segment Information, page F-11
38. Please tell us the components of your business that you have identified as operating segments. If you have not identified the activities of your J. Crew Stores and J. Crew Direct sales channels as separate operating segments please tell us why based on the criteria in paragraph 10 of FAS 131. In addition, tell us the operating segments that you have aggregated in accordance with paragraph 17 of FAS 131 and why each of the aggregation criteria is met.
39. Please disclose the factors used to identify reportable segments and whether operating segments have been aggregated as required by paragraph 26 of SFAS 131. Please also disclose revenues for each product category or group of similar products as reported in the financial information used to produce your financial statements or tell us why disclosure of product information is not required. Please refer to paragraph 37 of SFAS 131.

Revenue Recognition, page F-13
40. We note that other revenues include the estimated amount of your
unredeemed gift card liability based on historical trends.  We also
note from your disclosure on pages 37 and 38 that you recognized
$1.3
million in revenue related to unredeemed gift certificates that expired and reversed $1.3 million in revenue recognized on unredeemed gift cards in prior years during the first quarter of fiscal 2005. Please tell us your basis in GAAP for recognizing revenue before either performance or a legal release from the liability as contemplated by SFAS 140. In doing so, tell us whether all of your gift cards and certificates are redeemable for cash and carry expiration dates and whether and how your accounting policies differ with respect to gift cards and certificates that do and do not carry expiration dates. Please provide evidence that demonstrates to us that the demand for future performance with respect to the estimated breakage recognized as revenue is remote and that the estimate is based on a large population of homogeneous transactions. In addition, please provide us the historical evidence supporting your estimates of breakage. Further, please tell us whether you recognize breakage upon sale of the gift cards and certificates or over the term of your performance obligation and your basis in GAAP for doing so. Finally, tell us your basis for recognizing breakage as revenue as opposed to a gain classified as other income.




Note 4.  Property and Equipment, page F-16
41. Please disclose depreciation expense for each period presented as required by paragraph 5 of APB 12.

Note 6.  Lines of Credit, page F-16
42. You disclose that there were no borrowings outstanding on your Wachovia credit facility as of January 31, 2004 and January 29, 2005.
Your table in footnote 7, however, indicates that there were outstanding borrowings on your Wachovia credit facility. Please revise or advise.
43. We note that your credit facility is guaranteed by an indirect subsidiary of Operating. Please tell us the name, purpose and activities of the indirect subsidiary. Please also tell us the nature of your indirect ownership interest and your ownership percentage. In addition, please tell us whether the indirect subsidiary is included in your consolidated financial statements and, if not, explain why.

Note 7.  Long-Term Debt and Preferred Stock, page F-17
44. Please tell us the commitment date you are using to measure the intrinsic value of the conversion option embedded in the convertible instruments you are issuing to satisfy interest requirements on loans payable to TPG-MD Investment LLC and the basis for your determination. In doing so, please tell us whether there are any provisions in the loan agreement that permit either party to elect another form of payment and whether the holder will always receive the number of shares of common stock upon conversion as if all accumulated interest have been paid-in-kind. Please refer to Issue
10 of EITF 00-27. In addition, please disclose whether the loans payable to TPG-MD Investment LLC are convertible into common stock at your option or at the option of the holder.

16. Stock Compensation Plans, page F-24
45. We note your disclosures on pages 68 and 70 regarding restricted stock awards and options granted to named executive officers and the estimated fair value of your common stock on the dates of grant in 2003 and 2004 and as of January 29, 2005 and March 31, 2005. Please provide us in a table format from February 1, 2004 to the present with the following information regarding each issuance of common stock, warrants, options and debt convertible into common. Separately identify issuances of options and warrants that do not qualify for APB 25 accounting. Tell us in detail the date of each issuance, what was issued, all of the terms associated with each issuance (number of shares, stock price paid, exercise price and terms and conversion price and terms), the fair value of a share of your common stock on each issuance date, how you determined the fair value on each date, and the amount of any compensation expense, interest expense, or other charges recorded in your financial statements associated with each issuance, including how you calculated any amount recorded. If any amounts are being amortized rather than expensed immediately, also tell us how you determined the amortization period. If the fair value you indicate for your stock on any of these issuance dates is less than the anticipated initial public offering price, also describe the intervening events which occurred between the issuance date and the date you filed your registration statement that significantly increased the fair value of your stock. Please reconcile the amounts of compensation expense and other expenses recorded in your financial statements to the analysis you provide us. Please continue to update your response and the disclosures in your filing for any issuances through the effective date. In addition, please provide us with a copy of any independent valuation reports used in arriving at the estimated fair value of your common stock since February 1, 2004. We will not conclude on any response you provide until you have filed an amendment that includes your anticipated initial public offering price range.
46. Please disclose the weighted-average grant-date fair value of equity instruments granted during each of the three years presented.
Refer to paragraphs 47(b) and 47(c) of SFAS 123. In addition, please expand the range of exercise prices included in the second line of the table at the top of page F-25.

Schedule II Valuation And Qualifying Accounts, page F-27
47. You state that the inventory reserve is evaluated at the end of each fiscal quarter and adjusted based on the quarterly evaluation.
Please confirm to us that inventory reserves established against specific inventory items are relieved through income only when the inventory is sold and not based on changes in management judgment.

Item 15.  Recent Sales of Unregistered Securities, page II-2
48. Please disclose all securities sold within the past three years which were not registered under the Securities Act. See Item 701 of
Regulation S-K. For example, we note disclosure appearing in the table on page F-9 and Notes 7 and 16 to the financial statements indicating you have issued restricted stock, common stock, and preferred stock that should be disclosed in this section. Please revise your disclosure as appropriate.



* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Andrew Blume at (202) 551-3254 or William
Choi,
Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters.
Please contact Matthew Benson at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

						Sincerely,


						H. Christopher Owings
						Assistant Director

cc:	Jeffrey D. Karpf, Esq.
	Cleary Gottlieb Steen & Hamilton LLP
	Fax: (212) 225-3999










































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Arlene S. Hong
J. Crew Group, Inc.
September 13, 2005
Page 1